Exhibit 1.1

KEEFE, BRUYETTE & WOODS

August 2, 2005

Mr. William F. Ritzmann

President & CEO

United Community Bank

92 Walnut Street

Lawrenceburg, IN 47025

Dear Mr. Ritzmann:

This proposal is being submitted in connection with the proposed minority stock offering (the “Offering”) by a new holding company (the “Company”), the mid-tier stock holding company of United Community Bank (the “Bank”). The Company and the Bank are referred to collectively as the “Company”. The Offering will be made pursuant to the Company’s Stock Issuance Plan (the “Plan”) to eligible depositors and others in a Subscription Offering, with any remaining shares offered to the general public in a Community Offering.

Keefe, Bruyette and Woods, Inc. (“KBW”) will act as the Company’s exclusive financial advisor and marketing agent in connection with the Offering. This letter sets forth selected terms and conditions of our engagement.

1. Advisory/Offering Services. As the Company’s financial advisor and marketing agent, KBW will provide the Company with a comprehensive program of services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. KBW will provide financial and logistical advice to Company concerning the Offering and related issues. KBW will provide Offering enhancement services intended to maximize stock sales in the Subscription Offering and to residents of the Bank’s market area, if necessary, in the Community Offering.

KBW shall provide financial advisory services to the Company which are typical in connection with an equity offering and include, but are not limited to, overall financial analysis of the Company with a focus on identifying factors which impact the valuation of the common stock.

Additionally, post Offering financial advisory services will include advice on shareholder relations, after-market trading, dividend policy (for both regular and special dividends), stock repurchase strategies and communication with market makers. Prior to the closing of the Offering, KBW shall furnish to client a Post-Offering reference manual, which will include specifics relative to these items. (The nature of the services to be provided by KBW as the Company’s financial advisor and marketing agent is further described in Exhibit A attached hereto.)

Keefe, Bruyette & Woods • 211 Bradenton Ave. • Dublin, Ohio 43017

614.766.8400 • Fax 614.766.8406

Mr. William F. Ritzmann

August 2, 2005

2. Preparation of Offering Documents. The Company and its counsel will draft the registration statement, Offering application, prospectus and other documents to be used in connection with the Offering. KBW will attend meetings to review these documents and will advise you on their form and content. KBW and its counsel will draft an appropriate agency agreement and related documents as well as marketing materials other than the prospectus.

3. Due Diligence Review. Prior to filing the registration statement, Offering application or any offering or other documents naming KBW as the Company’s financial advisor and marketing agent, KBW and its representatives will undertake substantial investigations to learn about the Bank’s and Company’s business and operations (“due diligence review”) in order to confirm information provided to us and to evaluate information to be contained in the Company’s offering documents. The Company and the Bank agree that they will make available to KBW all relevant information, whether or not publicly available, which KBW reasonably requests, and will permit KBW to discuss with management the operations and prospects of the Bank. KBW will treat all material non-public information as confidential. The Company acknowledges that KBW will rely upon the accuracy and completeness of all information received from the Company, its officers, directors, employees, agents and representatives, accountants and counsel, including this letter to serve as the Company’s financial advisor and marketing agent.

4. Regulatory Filings. The Bank and/or the Company will cause appropriate Offering documents to be filed with all regulatory agencies including the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”), the Office of Thrift Supervision (“OTS”), and such state securities commissioners as may be determined by the Company.

5. Agency Agreement. The specific terms of KBW’s services, including stock offering enhancement and syndicated offering services contemplated in this letter, shall be set forth in a mutually agreed upon Agency Agreement between KBW and the Bank and the Company to be executed prior to commencement of the Offering, and dated the date that the Company’s prospectus is declared effective and/or authorized to be disseminated by the appropriate regulatory agencies, the SEC, the NASD, the OTS, and such state securities commissioners and other regulatory agencies as required by applicable law.

6. Representations, Warranties and Covenants. The Agency Agreement will include representations, warranties and covenants mutually agreeable to the Company and KBW, and will provide that the Company will indemnify KBW and its controlling persons (and, if applicable, the members of the selling group and their controlling persons), and that KBW will indemnify the Bank and the Company against certain liabilities including, without limitation, liabilities under the Securities Act of 1933.

Mr. William F. Ritzmann

August 2, 2005

7. Fees. For the services hereunder, the Company shall pay the following fees to KBW at closing unless stated otherwise:

(a)	Management Fee. A Management Fee of $50,000 payable in four consecutive monthly installments of $12,500 commencing with the adoption of the Plan. Such fees shall be deemed to have been earned when due. Should the Offering be terminated for any reason not attributable to the action or inaction of KBW, KBW shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

(b)	Success Fee: A Success Fee of 1.50% shall be charged based on the aggregate Purchase Price of Common Stock sold in the Offering excluding shares, contributed to a foundation, purchased by the Bank’s officers, directors, or employees (and members of their immediate family) plus any ESOP, tax-qualified or stock based compensation plans (except IRAs held by persons other than the Bank’s officers, directors or employees or their immediate family) or similar plan created by the Bank or the Company for some or all of their directors or employees. The Management Fee described in 7(a) will be applied against the Success Fee.

(c)	Broker-Dealer Pass-Through. If any shares of the Company’s stock remain available after the Subscription Offering and Community Offering, at the request of the Company, KBW will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in the selected dealers agreement. KBW will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of the Company and the Plan. KBW will be paid a fee not to exceed 5.5% of the aggregate Purchase Price of the shares of common stock sold by them. From this fee, KBW will pass onto selected broker-dealers, who assist in the syndicated community, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases effected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer. The decision to utilize selected broker-dealers will be made by the Company upon consultation with KBW. In the event, with respect to any stock purchases, fees are paid pursuant to this subparagraph 7(c), such fees shall be in lieu of, and not in addition to, payment pursuant to subparagraph 7(b).

8. Additional Services. KBW further agrees to provide financial advisory assistance to the Company and the Bank for a period of one year following completion of the Offering, including formation of a dividend policy (for both regular and special dividends) and share repurchase program, assistance with shareholder reporting and shareholder relations matters, communication

Mr. William F. Ritzmann

August 2, 2005

with market makers, general advice on mergers and acquisitions and other related financial matters, without the payment by the Company or the Bank of any fees in addition to those set forth in Section 7 hereof. Nothing in this letter agreement shall require the Company or the Bank to obtain such services from KBW. Following this initial one year term, if both parties wish to continue the relationship, a fee will be negotiated and a mutually acceptable agreement entered into at that time.

9. Expenses. The Company will bear those expenses of the proposed Offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, “Blue Sky,” and NASD filing and registration fees; the fees of the Company’s accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Offering; the fees set forth in Section 7; and fees for “Blue Sky” legal work. If KBW incurs expenses on behalf of Company, the Company will reimburse KBW for such expenses.

KBW shall be reimbursed for reasonable out-of-pocket expenses, including costs of travel, meals and lodging, photocopying, telephone, facsimile and couriers, provided such expenses do not exceed $10,000. The selection of KBW’s counsel will be done by KBW, with the approval of the Company. The Company will reimburse KBW for the fees of its counsel, not to exceed $35,000 and their reasonable expenses capped at $5,000. Counsel’s fees anticipate proceeding in a normal fashion without experiencing any significant unforeseen delays. The expenses of this paragraph assume that no resolicitation will occur. Any adjustments would be subject to your approval.

10. Conditions. KBW’s willingness and obligation to proceed hereunder shall be subject to, among other things, satisfaction of the following conditions in KBW’s opinion, which opinion shall have been formed in good faith by KBW after reasonable determination and consideration of all relevant factors: (a) full and satisfactory disclosure of all relevant material, financial and other information in the disclosure documents and a determination by KBW, in its sole discretion, that the sale of stock on the terms proposed is reasonable given such disclosures; (b) no material adverse change in the condition or operations of the Bank subsequent to the execution of the agreement; and (c) no adverse market conditions at the time of Offering which in KBW’s opinion make the sale of the shares by the Company inadvisable.

11. Benefit. This letter agreement shall inure to the benefit of the parties hereto and their respective successors and to the parties indemnified pursuant to the terms and conditions of the Agency Agreement and their successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this letter agreement shall not be assignable by KBW.

12. Definitive Agreement. This letter agreement reflects KBW’s present intention of proceeding to work with the Company on its proposed Offering. It does not create a binding obligation on the part of the Bank, the Company or KBW except as to the agreement to maintain

Mr. William F. Ritzmann

August 2, 2005

the confidentiality of non-public information set forth in Section 3, the payment of certain fees as set forth in Section 7(a) and 7(b) and the assumption of expenses as set forth in Section 9, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You further acknowledge that any report or analysis rendered by KBW pursuant to this engagement is rendered for use solely by the Company and its agents in connection with the Offering. Accordingly, you agree that you will not provide any such information to any other person without our prior written consent. KBW acknowledges that in offering the Company’s stock no person will be authorized to give any information or to make any representation not contained in the Offering prospectus and related Offering materials filed as part of a registration statement to be declared effective in connection with the Offering. Accordingly, KBW agrees that in connection with the Offering it will not give any unauthorized information or make any unauthorized representation. We will be pleased to elaborate on any of the matters discussed in this letter at your convenience.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ HAROLD T. HANLEY III
Harold T. Hanley III
Managing Director

UNITED COMMUNITY BANK

By:	/s/ WILLIAM F. RITZMANN	Date: 8 - 5 - 05
William F. Ritzmann
President & Chief Executive Officer

EXHIBIT A

STOCK OFFERING SERVICES PROPOSAL

TO UNITED COMMUNITY BANK

KBW provides thrift institutions converting from the mutual to stock form of ownership or conducting mutual holding company minority stock offerings with a comprehensive program of stock issuance services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. The following list is representative of the stock issuance services, if appropriate, we propose to perform on behalf of the Company.

General Services

Assist management and legal counsel in structuring the transaction.

Review and comment on the Stock Issuance Plan.

Analyze and make recommendations on bids from printing, transfer agent, and appraisal firms.

Assist officers and directors in obtaining bank loans to purchase stock, if requested.

Assist in drafting and distribution of press releases as required or appropriate.

Review and comment on the prospectus and any business plan prepared in connection with the Offering.

Stock Offering Enhancement Services

Establish and manage Stock Information Center at the Bank. Stock Information Center personnel will track prospective investors; record stock orders; mail order confirmations; provide the Bank’s senior management with daily reports; answer customer inquiries; and handle special situations as they arise.

Assign KBW’s personnel to be at the Bank through completion of the Subscription and Community Offerings to manage the Stock Information Center, meet with prospective shareholders at individual and community information meetings (if applicable), solicit local investor interest through a tele-marketing campaign, answer inquiries, and otherwise assist in the sale of stock in the Subscription and Community Offerings. This effort will be lead by a Principal of KBW.

Create target investor list based upon review of the Bank’s depositor base.

Assist in soliciting proxies for approval of the Offering, including the preparation and mailing of proxygram(s), discussions with members to solicit their support, preparation of reports to enhance the focus on unvoted proxies, and other actions necessary to achieve the vote required.

Provide intensive financial and marketing input for drafting of the prospectus.

Stock Offering Enhancement Services- Continued

Prepare other marketing materials, including prospecting letters and brochures, and media advertisements.

Arrange logistics of community information meeting(s) as required.

Prepare audio-visual presentation by senior management for community information meeting(s).

Prepare management for question-and-answer period at community information meeting(s).

Attend and address community information meeting(s) and be available to answer questions.

Broker-Assisted Sales Services.

Arrange for broker information meeting(s) as required.

Prepare audio-visual presentation for broker information meeting(s).

Prepare script for presentation by senior management at broker information meeting(s).

Prepare management for question-and-answer period at broker information meeting(s).

Attend and address broker information meeting(s) and be available to answer questions.

Produce confidential broker memorandum to assist participating brokers in selling the Company’s common stock.

After-market Support Services.

KBW will use their best efforts to secure trading and on-going research commitment from at least two NASD firms, one of which will be Keefe, Bruyette & Woods, Inc.